UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 22, 2022

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk successfully completes phase 2 trial with CagriSema in people with type 2 diabetes

Bagsværd, Denmark, 22 August 2022 – Novo Nordisk today announced headline results from a phase 2 clinical trial with CagriSema, a once-weekly subcutaneous combination of semaglutide and a novel amylin analogue, cagrilintide.

The trial investigated the efficacy and safety of a fixed dose combination of CagriSema (2.4 mg semaglutide and 2.4 mg cagrilintide) compared to the individual components semaglutide 2.4 mg and cagrilintide 2.4 mg, all administered once weekly, in 92 people with type 2 diabetes and overweight. People were equally randomised among the three treatment arms. In the trial, the mean baseline HbA1c was 8.4% and the mean baseline body weight was 106 kg.

After 32 weeks of treatment, people treated with CagriSema achieved a numerically higher HbA1c reduction of 2.18%-points compared to a reduction of 1.79%-points for people treated with semaglutide and 0.93%-points with cagrilintide alone. People treated with CagriSema achieved a numerically higher body weight reduction of 15.6% compared to a reduction of 5.1% for people treated with semaglutide and 8.1% with cagrilintide alone1. In the trial, CagriSema appeared to have a safe and well-tolerated profile.

“We are encouraged by the impressive phase 2 results for CagriSema in people with type 2 diabetes,” said Martin Holst Lange, executive vice president for Development at Novo Nordisk. “The results indicate that CagriSema reduces blood sugar more than semaglutide alone and the weight loss seen in the trial confirms the substantial weight lowering potential of CagriSema”.

Based on the results, Novo Nordisk is now planning to initiate a phase 3 development programme for CagriSema in people with type 2 diabetes in 2023. The CagriSema (2.4 mg semaglutide and 2.4 mg cagrilintide) phase 3 programme in people with overweight and obesity, REDEFINE, is expected to begin in the fourth quarter of 2022.

1 Trial results are based on trial product estimand: treatment effect if all people adhered to treatment and did not initiate other anti-diabetic medicine

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 50,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Further information

Media:
Ambre Brown Morley	+45 3079 9289	abmo@novonordisk.com
Natalia Salomao Abrahao (US)	+1 848 304 1027	niaa@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Jacob Martin Wiborg Rode	+45 3075 5956	jrde@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 66 / 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 22, 2022	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer